UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                                  FIRECOM, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                      Class A Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                           318157 10 4 - Common Stock
                       318157 20 3 - Class A Common Stock
                                 (CUSIP NUMBERS)


                                   Paul Mendez
                                c/o Firecom, Inc.
                                39-27 59th Street
                            Woodside, New York 11377
                                 (718) 899-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 24, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

------------------------------- -------------------------- ---------------------
CUSIP NOS.  318157 10 4                                      PAGE 2 OF 23 PAGES
           -------------
            318157 20 3
           -------------
------------------------------- -------------------------- ---------------------

-------- -----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Paul Mendez
-------- -----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
   3      SEC USE ONLY

-------- -----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
-------- -----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]
-------- -----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------- -----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   3,694,433 shares of Common Stock and
      OWNED BY                     3,694,433 shares of Class A Common Stock
        EACH
      REPORTING
     PERSON WITH
---------------------------- ---------------------------------------------------
                         8    SHARED VOTING POWER

                                   -0-
---------------------------- ---------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                                   3,694,433 shares of Common Stock and
                                   3,694,433 shares of Class A Common Stock
---------------------------- ---------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                   -0-
-------- -----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,694,433 shares of Common Stock and 3,694,433 shares of Class
               A Common Stock
-------- -----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
-------- -----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               74.08%
-------- -----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------- -------------------------- ---------------------
CUSIP NOS.  318157 10 4                                      PAGE 3 OF 23 PAGES
           -------------
            318157 20 3
           -------------
------------------------------- -------------------------- ---------------------

-------- -----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Carol Mendez
-------- -----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
   3      SEC USE ONLY

-------- -----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
-------- -----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]
-------- -----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------- -----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------------- ---------------------------------------------------
                         8    SHARED VOTING POWER

                                   1,164,250 shares of Common Stock and
                                   1,164,250 shares of Class A Common Stock
---------------------------- ---------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                                   -0-
---------------------------- ---------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                   1,164,250 shares of Common Stock and
                                   1,164,250 shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,164,250 shares of Common Stock and 1,164,250 shares of Class
               A Common Stock
-------- -----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
-------- -----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               23.35%
-------- -----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------- -------------------------- ---------------------
CUSIP NOS.  318157 10 4                                      PAGE 4 OF 23 PAGES
           -------------
            318157 20 3
           -------------
------------------------------- -------------------------- ---------------------

-------- -----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Naomi Pollack
-------- -----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
   3      SEC USE ONLY

-------- -----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
-------- -----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]
-------- -----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------- -----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------------- ---------------------------------------------------
                         8    SHARED VOTING POWER

                                   176,649 shares of Common Stock and 176,649
                                   shares of Class A Common Stock
---------------------------- ---------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                                   -0-
---------------------------- ---------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                   176,649 shares of Common Stock and 176,649
                                   shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               176,649 shares of Common Stock and 176,649 shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
-------- -----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.54%
-------- -----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------- -------------------------- ---------------------
CUSIP NOS.  318157 10 4                                      PAGE 5 OF 23 PAGES
           -------------
            318157 20 3
           -------------
------------------------------- -------------------------- ---------------------

-------- -----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Nathan Barotz
-------- -----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
   3      SEC USE ONLY

-------- -----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
-------- -----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]
-------- -----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------- -----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------------- ---------------------------------------------------
                         8    SHARED VOTING POWER

                                   176,650 shares of Common Stock and 176,650
                                   shares of Class A Common Stock
---------------------------- ---------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                                   -0-
---------------------------- ---------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                   176,650 shares of Common Stock and 176,650
                                   shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               176,650 shares of Common Stock and 176,650 shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
-------- -----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.54%
-------- -----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------- -------------------------- ---------------------
CUSIP NOS.  318157 10 4                                      PAGE 6 OF 23 PAGES
           -------------
            318157 20 3
           -------------
------------------------------- -------------------------- ---------------------

-------- -----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Celia Barotz
-------- -----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
  3       SEC USE ONLY

-------- -----------------------------------------------------------------------
  4       SOURCE OF FUNDS*

               SC
-------- -----------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]
-------- -----------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------- -----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------------- ---------------------------------------------------
                         8    SHARED VOTING POWER

                                   176,649 shares of Common Stock and 176,649
                                   shares of Class A Common Stock
---------------------------- ---------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                                   -0-
---------------------------- ---------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                   176,649 shares of Common Stock and 176,649
                                   shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               176,649 shares of Common Stock and 176,649 shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
-------- -----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.54%
-------- -----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------- -------------------------- ---------------------
CUSIP NOS.  318157 10 4                                      PAGE 7 OF 23 PAGES
           -------------
            318157 20 3
           -------------
------------------------------- -------------------------- ---------------------

-------- -----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Orhan Sadik-Khan
-------- -----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
   3      SEC USE ONLY

-------- -----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
-------- -----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]
-------- -----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------- -----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------------- ---------------------------------------------------
                         8    SHARED VOTING POWER

                                   404,834 shares of Common Stock and 404,834
                                   shares of Class A Common Stock
---------------------------- ---------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                                   -0-
---------------------------- ---------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                   404,834 shares of Common Stock and 404,834
                                   shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               404,834 shares of Common Stock and 404,834 shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
-------- -----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.12%
-------- -----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------- -------------------------- ---------------------
CUSIP NOS.  318157 10 4                                      PAGE 8 OF 23 PAGES
           -------------
            318157 20 3
           -------------
------------------------------- -------------------------- ---------------------

-------- -----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Karim Sadik-Khan
-------- -----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
   3      SEC USE ONLY

-------- -----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
-------- -----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]
-------- -----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------- -----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------------- ---------------------------------------------------
                         8    SHARED VOTING POWER

                                   55,034 shares of Common Stock and 55,034
                                   shares of Class A Common Stock
---------------------------- ---------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                                   -0-
---------------------------- ---------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                   55,034 shares of Common Stock and 55,034
                                   shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               55,034 shares of Common Stock and 55,034 shares of Class A
               Common Stock
-------- -----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
-------- -----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.10%
-------- -----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------- -------------------------- ---------------------
CUSIP NOS.  318157 10 4                                      PAGE 9 OF 23 PAGES
           -------------
            318157 20 3
           -------------
------------------------------- -------------------------- ---------------------

-------- -----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Janette Sadik-Khan
-------- -----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
   3      SEC USE ONLY

-------- -----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
-------- -----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]
-------- -----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------- -----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------------- ---------------------------------------------------
                         8    SHARED VOTING POWER

                                   54,934 shares of Common Stock and 54,934
                                   shares of Class A Common Stock
---------------------------- ---------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                                   -0-
---------------------------- ---------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                   54,934 shares of Common Stock and 54,934
                                   shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               54,934 shares of Common Stock and 54,934 shares of Class A
               Common Stock
-------- -----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
-------- -----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.10%
-------- -----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------- -------------------------- ---------------------
CUSIP NOS.  318157 10 4                                      PAGE 10 OF 23 PAGES
           -------------
            318157 20 3
           -------------
------------------------------- -------------------------- ---------------------

-------- -----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jan Sadik-Khan
-------- -----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
   3      SEC USE ONLY

-------- -----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
-------- -----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]
-------- -----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------- -----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------------- ---------------------------------------------------
                         8    SHARED VOTING POWER

                                   56,234 shares of Common Stock and 56,234
                                   shares of Class A Common Stock
---------------------------- ---------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                                   -0-
---------------------------- ---------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                   56,234 shares of Common Stock and 56,234
                                   shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               56,234 shares of Common Stock and 56,234 shares of Class A
               Common Stock
-------- -----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
-------- -----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.13%
-------- -----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               IN
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------------- -------------------------- ---------------------
CUSIP NOS.  318157 10 4                                      PAGE 11 OF 23 PAGES
           -------------
            318157 20 3
           -------------
------------------------------- -------------------------- ---------------------

-------- -----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Sadik-Khan Family Trust
-------- -----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
   3      SEC USE ONLY

-------- -----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

               SC
-------- -----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [ ]
-------- -----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------- -----------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   -0-
      OWNED BY
        EACH
      REPORTING
     PERSON WITH
---------------------------- ---------------------------------------------------
                         8    SHARED VOTING POWER

                                   179,947 shares of Common Stock and 179,947
                                   shares of Class A Common Stock
---------------------------- ---------------------------------------------------
                         9    SOLE DISPOSITIVE POWER

                                   -0-
---------------------------- ---------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                   179,947 shares of Common Stock and 179,947
                                   shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               179,947 shares of Common Stock and 179,947 shares of Class A Common Stock
-------- -----------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
-------- -----------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.61%
-------- -----------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

               OO
-------- -----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 6 amends the
                              ------------
Schedule 13D of Paul Mendez, dated May 3, 1991, as amended by Amendment No. 1 to the Schedule 13D of Paul Mendez, dated November 14, 1991, Amendment No. 2 to the
Schedule 13D of Paul Mendez, dated December 21, 1992, Amendment No. 3 to the
Schedule 13D of Paul Mendez, dated October 12, 1995, Amendment No. 4 to the
Schedule 13D of Paul Mendez, dated November 4, 1996, and Amendment No. 5 to the
Schedule 13D of Paul Mendez, dated July 30, 1997 ("Amendment No. 5") with
                                                   ---------------
respect to the common stock, par value $.01 per share (the "Common Stock"), of
                                                            ------------
Firecom, Inc., a New York corporation (the "Company").
                                            -------

ITEM 1.   SECURITY OF THE ISSUER:
          ----------------------

          The class of equity securities to which this statement relates are the shares of Common Stock of the Company. This statement also relates to the shares of Class A common stock, par value $.01 per share (the "Class A Common Stock"),
                                                        --------------------
of the Company. Pursuant to the Company's Certificate of Incorporation, each holder of Common Stock is entitled to one (1) vote for each share of Common Stock and each holder of the Company's Class A common stock is entitled to thirty (30) votes for each share of Class A Common Stock. The Class A Common Stock is freely convertible into Common Stock at any time. Prior to such conversion, the Class A Common Stock may only be transferred to certain transferees.

ITEM 2.   IDENTITY AND BACKGROUND:
          -----------------------

          This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting
                                                                ---------
Persons") pursuant to the Shareholders and Voting Agreement attached hereto as
-------
Exhibit B:
---------

     1.   Paul Mendez

          a.   Residence or Business Address:     39-27 59th Street
               -----------------------------      Woodside, New York 11377

          b.   Present Principal Occupation: Chairman of the Board and President
               ----------------------------
               of the Company, located at the above address.

          c.   Criminal Proceedings: Mr. Mendez has not, during the last five
               --------------------
               years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          d.   Civil Proceedings: Mr. Mendez, during the last five years, was
               -----------------
               not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          e.   Citizenship: Mr. Mendez is a citizen of the United States of
               -----------
               America.

     2.   Carol Mendez

          a.   Residence or Business Address:     39-27 59th Street
               -----------------------------      Woodside, New York 11377

          b.   Present Principal Occupation:  Housewife.
               ----------------------------

          c.   Criminal Proceedings: Ms. Mendez has not, during the last five
               --------------------
               years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          d.   Civil Proceedings: Ms. Mendez, during the last five years, was
               -----------------
               not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          e.   Citizenship: Ms. Mendez is a citizen of the United States of
               -----------
               America.

     3.   Naomi Pollack

          a.   Residence or Business Address:     70 Via Buena Vista
               -----------------------------      Monterey, CA 93940

          b.   Present Principal Occupation:  Housewife
               ----------------------------

          c.   Criminal Proceedings: Ms. Pollack has not, during the last five
               --------------------
               years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          d.   Civil Proceedings: Ms. Pollack, during the last five years, was
               -----------------
               not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          e.   Citizenship: Ms. Pollack is a citizen of the United States of
               -----------
               America.

     4.   Nathan Barotz

          a.   Residence or Business Address:     347 West 22th Street #5
               -----------------------------      New York, NY 10010

          b.   Present Principal Occupation: Counsel to Sterling Royce, Ltd.,
               ----------------------------
               located at 52 Vanderbilt Avenue, 14th Floor, New York, NY 10017.

          c.   Criminal Proceedings: Mr. Barotz has not, during the last five
               --------------------
               years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          d.   Civil Proceedings: Mr. Barotz, during the last five years, was
               -----------------
               not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          e.   Citizenship: Mr. Barotz is a citizen of the United States of
               -----------
               America.

     5.   Celia Barotz

          a.   Residence or Business Address:     414 West Oak Street
               -----------------------------      Flagstaff, AZ 86001

          b.   Present Principal Occupation: Environmental consultant, located
               ----------------------------
               at the above address.

          c.   Criminal Proceedings: Ms. Barotz has not, during the last five
               --------------------
               years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          d.   Civil Proceedings: Ms. Barotz, during the last five years, was
               -----------------
               not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          e.   Citizenship: Ms. Barotz is a citizen of the United States of
               -----------
               America.

     6.   Orhan Sadik-Khan

          a.   Residence or Business Address:     41 Binney Lane
               -----------------------------      Old Greenwich, CT 06870

          b.   Present Principal Occupation: Chairman of ADI Corporation,
               ----------------------------
               located at the above address.

          c.   Criminal Proceedings: Mr. Sadik-Khan has not, during the last
               --------------------
               five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          d.   Civil Proceedings: Mr. Sadik-Khan, during the last five years,
               -----------------
               was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          e.   Citizenship: Mr. Sadik-Khan is a citizen of the United States of
               -----------
               America.

     7.   Karim Sadik-Khan

          a.   Residence or Business Address:     41 Binney Lane
               -----------------------------      Old Greenwich, CT 06870

          b.   Present Principal Occupation: Student
               ----------------------------

          c.   Criminal Proceedings: Mr. Sadik-Khan has not, during the last
               --------------------
               five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          d.   Civil Proceedings: Mr. Sadik-Khan, during the last five years,
               -----------------
               was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          e.   Citizenship: Mr. Sadik-Khan is a citizen of the United States of
               -----------
               America.

     8.   Janette Sadik-Khan

          a.   Residence or Business Address:     41 Binney Lane
               -----------------------------      Old Greenwich, CT 06870

          b.   Present Principal Occupation: Senior Vice-President, Parsons
               ----------------------------
               Brinckerhoff Inc. located at One Penn Plaza, New York, NY 10119.

          c.   Criminal Proceedings: Ms. Sadik-Khan has not, during the last
               --------------------
               five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          d.   Civil Proceedings: Ms. Sadik-Khan, during the last five years,
               -----------------
               was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          e.   Citizenship: Ms. Sadik-Khan is a citizen of the United States of
               -----------
               America.

     9.   Jan Sadik-Khan

          a.   Residence or Business Address:     19 Greylock Lane
               -----------------------------      Chappaqua, NY 10514

          b.   Present Principal Occupation: Managing Director of SG Cowen
               ----------------------------
               Securities Corporation, located as 1221 Avenue of the Americas, New York, NY 10020.

          c.   Criminal Proceedings: Mr. Sadik-Khan has not, during the last
               --------------------
               five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          d.   Civil Proceedings: Mr. Sadik-Khan, during the last five years,
               -----------------
               was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          e.   Citizenship: Mr. Sadik-Khan is a citizen of the United States of
               -----------
               America.

     10.  Sadik-Khan Family Trust (the "Trust")

          a.   State or Other Place of Organization:  Delaware
               ------------------------------------

          b.   Principal Business: Investments.
               -------------------------------

          c.   Address of Principal Business:     41 Binney Lane
               -----------------------------      Old Greenwich, CT 06870

          d.   Criminal Proceedings: Neither the trustee nor any of the
               --------------------
               beneficiaries of the Trust has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          e.   Civil Proceedings: Neither the trustee nor any of the
               -----------------
               beneficiaries of the Trust, during the last five years, was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          See Item 4.

ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

          On January 24, 2001, the Company received an offer from ALRM Acquisition Inc., a New York corporation (the "Purchaser") to be formed by Paul
                                               ---------
Mendez and Carol Mendez (collectively, the "Mendez Group"), Naomi Pollack,
                                            ------------
Nathan Barotz and Celia Barotz (collectively, the "Barotz Group"), and Orhan
                                                   ------------
Sadik-Khan, Karim Sadik-Khan, Janette Sadik-Khan, Jan Sadik-Khan, and the Sadik-Khan Family Trust (collectively, the "Sadik-Khan Group", together with the
                                            ----------------
Mendez Group and the Barotz Group collectively referred to herein as the "Offering Group") proposing an acquisition of the Company by merger of the
 --------------
Purchaser into the Company (the "Merger").
                                 ------

          The Offering Group proposes that all shares of Common Stock and of Class A Common Stock held by parties other than the Offering Group will be exchanged for a cash price of $.70 per share ("Exchange Price"). Holders of
                                               --------------
existing vested employee stock options will be entitled to receive the difference between the offered price and the exercise price (the Offering Group reserves the right to offer continued participation in a modified option plan to employees). Completion of the Merger would be conditioned upon certain conditions. The Offering Group intends to use the Company's working capital and available lines of credit to provide the funds necessary to pay the Exchange Price.

          In connection with the Merger, certain of the parties to the 1997 Voting Agreement previously reported in the Amendment No. 5 terminated such voting agreement and replaced it with a new Shareholders and Voting Agreement, dated as of January 24, 2001 (the "2001 Voting Agreement"), among the members of
                                   ---------------------
the Offering Group. The 2001 Voting Agreement provides, among other things, that the parties to the 2001 Voting Agreement will vote to (a) effect the Merger surviving corporation, and (b) cause the Company to be deregistered under the Securities Exchange Act of 1934, as amended, and elect to become an "S corporation" as the term is defined under Section 1361 of the Internal Revenue Code and Section 208 (1-A) of the New York Tax Law. The 2001 Voting Agreement provides that if that agreement is terminated for any reason prior to June 11, 2007 (the "Original Termination Date"), the 1997 Voting Agreement shall become
           -------------------------
operative and binding upon the parties thereto as if never terminated hereby, until the Original Termination Date, unless otherwise agreed by the Parties hereto.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

     1.   Paul Mendez

          a.   Amount beneficially owned: 3,694,433 shares of Common Stock and
                                          ------------------------------------
               3,694,433 shares of Class A Common Stock.
               ----------------------------------------

          b.   Percent of class: 74.08%.
                                 ------

          c.   Number of shares as to which such person has:

               i.   Sole power to vote or direct the vote 3,694,433 shares of
                                                          -------------------
                    Common Stock and 3,694,433 shares of Class A Common Stock.
                    ---------------------------------------------------------

               ii.  Shared power to vote or direct the vote -0-.
                                                            ---

               iii. Sole power to dispose or direct the disposition of 3,694,433
                                                                       ---------
                    shares of Common Stock and 3,694,433 shares of Class A
                    ------------------------------------------------------
                    Common Stock.
                    ------------

               iv.  Shared power to dispose or direct the disposition of -0-.
                                                                         ---

     2.   Carol Mendez

          a.   Amount beneficially owned: 1,164,250 shares of Common Stock and
                                          ------------------------------------
               1,164,250 shares of Class A Common Stock.
               ----------------------------------------

          b.   Percent of class: 23.35%.
                                 ------

          c.   Number of shares as to which such person has:

               i.   Sole power to vote or direct the vote -0-.
                                                          ---

               ii.  Shared power to vote or direct the vote 1,164,250 shares of
                                                            -------------------
                    Common Stock and 1,164,250 shares of Class A Common Stock.
                    ---------------------------------------------------------

               iii. Sole power to dispose or direct the disposition of -0-.
                                                                       ---

               iv. Shared power to dispose or direct the disposition of 1,164,250 shares of Common Stock and 1,164,250 shares of
                    --------------------------------------------------------
                    Class A Common Stock.
                    --------------------

     3.   Naomi Pollack

          a.   Amount beneficially owned: 176,649 shares of Common Stock and
                                          ----------------------------------
               176,649 shares of Class A Common Stock.
               --------------------------------------

          b.   Percent of class: 3.54%.
                                 -----

          c.   Number of shares as to which such person has:

               i.   Sole power to vote or direct the vote -0-.
                                                          ---

               ii.  Shared power to vote or direct the vote 176,649 shares of
                                                            -----------------
                    Common Stock and 176,649 shares of Class A Common Stock.
                    -------------------------------------------------------

               iii. Sole power to dispose or direct the disposition of -0-.
                                                                       ---

               iv.  Shared power to dispose or direct the disposition of 176,649
                                                                         -------
                    shares of Common Stock and 176,649 shares of Class A Common
                    -----------------------------------------------------------
                    Stock.
                    -----

     4.   Nathan Barotz

          a.   Amount beneficially owned: 176,650 shares of Common Stock and
                                          ----------------------------------
               176,650 shares of Class A Common Stock.
               --------------------------------------

          b.   Percent of class: 3.54%.
                                 -----

          c.   Number of shares as to which such person has:

               i.   Sole power to vote or direct the vote -0-.
                                                          ---

               ii.  Shared power to vote or direct the vote 176,650 shares of
                                                            -----------------
                    Common Stock and 176,650 shares of Class A Common Stock.
                    --------------------------------------------------------

               iii. Sole power to dispose or direct the disposition of -0-.
                                                                       ---

               iv.  Shared power to dispose or direct the disposition of 176,650
                                                                         -------
                    shares of Common Stock and 176,650 shares of Class A Common
                    -----------------------------------------------------------
                    Stock.
                    -----

     5.   Celia Barotz

          a.   Amount beneficially owned: 176,649 shares of Common Stock and
                                          ----------------------------------
               176,649 shares of Class A Common Stock.
               ---------------------------------------

          b.   Percent of class: 3.54%.
                                 -----

          c.   Number of shares as to which such person has:

               i.   Sole power to vote or direct the vote -0-.
                                                          ---

               ii.  Shared power to vote or direct the vote 176,649 shares of
                                                            -----------------
                    Common Stock and 176,649 shares of Class A Common Stock.
                    --------------------------------------------------------

               iii. Sole power to dispose or direct the disposition of -0-.
                                                                       ---

               iv.  Shared power to dispose or direct the disposition of 176,649
                                                                         -------
                    shares of Common Stock and 176,649 shares of Class A Common
                    -----------------------------------------------------------
                    Stock.
                    -----

     6.   Orhan Sadik-Khan

          a.   Amount beneficially owned: 404,834 shares of Common Stock and
                                          ----------------------------------
               404,834 shares of Class A Common Stock.
               ---------------------------------------

          b.   Percent of class: 8.12%.
                                 -----

          c.   Number of shares as to which such person has:

               i.   Sole power to vote or direct the vote -0-.
                                                          ---

               ii.  Shared power to vote or direct the vote 404,834 shares of
                                                            -----------------
                    Common Stock and 404,834 shares of Class A Common Stock.
                    --------------------------------------------------------

               iii. Sole power to dispose or direct the disposition of -0-.
                                                                       ---

               iv.  Shared power to dispose or direct the disposition of 404,834
                                                                         -------
                    shares of Common Stock and 404,834 shares of Class A Common
                    -----------------------------------------------------------
                    Stock.
                    -----

     7.   Karim Sadik-Khan

          a.   Amount beneficially owned: 55,034 shares of Common Stock and
                                          ---------------------------------
               55,034 shares of Class A Common Stock.
               --------------------------------------

          b.   Percent of class: 1.10%.
                                 -----

          c.   Number of shares as to which such person has:

               i.   Sole power to vote or direct the vote -0-.
                                                          ---

               ii.  Shared power to vote or direct the vote 55,034 shares of
                                                            ----------------
                    Common Stock and 55,034 shares of Class A Common Stock.
                    -------------------------------------------------------

               iii. Sole power to dispose or direct the disposition of -0-.
                                                                       ---

               iv.  Shared power to dispose or direct the disposition of 55,034
                                                                         ------
                    shares of Common Stock and 55,034 shares of Class A Common
                    ----------------------------------------------------------
                    Stock.
                    -----

     8.   Janette Sadik-Khan

          a.   Amount beneficially owned: 54,934 shares of Common Stock and
                                          ---------------------------------
               54,934 shares of Class A Common Stock.
               --------------------------------------

          b.   Percent of class: 1.10%.
                                 -----

          c.   Number of shares as to which such person has:

               i.   Sole power to vote or direct the vote -0-.
                                                          ---

               ii.  Shared power to vote or direct the vote 54,934 shares of
                                                            ----------------
                    Common Stock and 54,934 shares of Class A Common Stock.
                    -------------------------------------------------------

               iii. Sole power to dispose or direct the disposition of -0-.
                                                                       ---

               iv.  Shared power to dispose or direct the disposition of 54,934
                                                                         ------
                    shares of Common Stock and 54,934 shares of Class A Common
                    ----------------------------------------------------------
                    Stock.
                    -----

     9.   Jan Sadik-Khan

          a.   Amount beneficially owned: 56,234 shares of Common Stock and
                                          ---------------------------------
               56,234 shares of Class A Common Stock.
               --------------------------------------

          b.   Percent of class: 1.13%.
                                 -----

          c.   Number of shares as to which such person has:

               i.   Sole power to vote or direct the vote -0-.
                                                          ---

               ii.  Shared power to vote or direct the vote 56,234 shares of
                                                            ----------------
                    Common Stock and 56,234 shares of Class A Common Stock.
                    -------------------------------------------------------


               iii. Sole power to dispose or direct the disposition of -0-.
                                                                       ---

               iv.  Shared power to dispose or direct the disposition of 56,234
                                                                         ------
                    shares of Common Stock and 56,234 shares of Class A Common
                    ----------------------------------------------------------
                    Stock.
                    -----

     10.  Sadik-Khan Family Trust

          a.   Amount beneficially owned: 179,947 shares of Common Stock and
                                          ----------------------------------
               179,947 shares of Class A Common Stock.
               --------------------------------------

          b.   Percent of class: 3.61%.
                                 -----

          c.   Number of shares as to which such person has:

               i.   Sole power to vote or direct the vote -0-.
                                                          ---

               ii.  Shared power to vote or direct the vote 179,947 shares of
                                                            -----------------
                    Common Stock and 179,947 shares of Class A Common Stock.
                    --------------------------------------------------------

               iii. Sole power to dispose or direct the disposition of -0-.
                                                                       ---

               iv.  Shared power to dispose or direct the disposition of 179,947
                                                                         -------
                    shares of Common Stock and 179,947 shares of Class A Common
                    -----------------------------------------------------------
                    Stock.
                    -----

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE COMPANY
          ----------------------------

          See Item 4.

          A copy of the 2001 Voting Agreement is incorporated herein as Exhibit
B. The description of the 2001 Voting Agreement provided in Item 4 herein is qualified in its entirety by reference to the Exhibit B.

          Certain members of the Offering Group are related to each other. Paul Mendez and Carol Mendez are married. Naomi Pollack, Nathan Barotz and Celia Barotz are siblings. Karim Sadik-Khan, Janette Sadik-Khan and Jan Sadik-Khan are children of Orhan Sadik-Khan. The beneficiaries of the Sadik-Khan Family Trust, Karim Sadik-Khan, Kadria Sadik-Khan and Altan Sadik-Khan, are children of Orhan Sadik-Khan.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          Exhibit B: Shareholder and Voting Agreement dated January 24, 2001, by and among the Offering Group.

                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it, or him, as the case may be, is true, complete and correct.

Dated:  January 24, 2001


                                                  /s/ Paul Mendez
                                        ---------------------------------------
                                                  Paul Mendez

                                        Carol Mendez
                                        Naomi Pollack
                                        Nathan Barotz
                                        Celia Barotz
                                        Orhan Sadik-Khan
                                        Karim Sadik-Khan
                                        Janette Sadik-Khan
                                        Jan Sadik-Khan
                                        Sadik-Khan Family Trust


                                        By:       /s/ Paul Mendez
                                           ------------------------------------
                                                  Paul Mendez, Attorney-in-Fact